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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

September 12, 2011

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on September 7, 2011 regarding the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s responses.

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco

Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    London    Luxembourg    Moscow    Munich     Paris    ASIA    Beijing    Hong Kong

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 2

1. The value of the Total Return Swap (“TRS”) is based on the value of the underlying portfolio of loans subject to the TRS. Please describe how the loans underlying the TRS are valued on an ongoing basis.

Under the TRS, each of the loans underlying the TRS is required to be quoted by a nationally recognized pricing service and rated by Moody’s and S&P. Accordingly, the value of underlying portfolio loans is based on the quotations reported by the relevant pricing services for such loans, which quotations are based on multiple dealer quotes received by such service.

As we mentioned on our call, pursuant to the terms of the TRS, on each business day, we understand that Citibank N.A. (“Citibank”) values each underlying loan on a mark-to-market basis (which amount is based on the pricing received from the relevant pricing services described above). Citibank reports the mark-to-market values of the underlying loans and of the TRS to Arch Street Funding LLC, the Company’s wholly-owned subsidiary (“Arch Street”).

The Board has directed FB Income Advisor, LLC (“FB Advisor”) to provide updated financial information, including valuation information, to enable the Board to reach a view as to the value of the TRS. Since each of the underlying loans is required by the terms of the TRS to be quoted by a nationally recognized pricing service, the Company obtains its own quotes on such underlying loans from its pricing service and provides both those marks and the marks provided by Citibank to the Board. The Board reviews and considers such pricing information on a quarterly basis. To the extent the Board has any questions or concerns regarding the valuation of a loan subject to the TRS, such valuation may be discussed with FB Advisor and Citibank or challenged pursuant to the terms of the TRS.

2. Please describe how the valuation of the TRS will affect the accrual and payment of the base management fee. For example, if there is unrealized appreciation from the TRS, would such appreciation increase the amount of the management fee payable to FB Advisor? If there is unrealized depreciation from the TRS, would such depreciation reduce the amount of the management fee payable by the Company?

To the extent there is unrealized appreciation under the TRS (in the aggregate with respect to all positions included in the TRS), the amount of such unrealized gain increases the gross assets of the Company and, therefore, increases the base management fee payable by the Company to FB Advisor (which fee equals 2% of average gross assets). To the extent that there is capital depreciation under the TRS (again, treated in the aggregate), such depreciation would be treated as a liability on the Company’s balance sheet, which would reduce the Company’s net assets but not its gross assets. While FB Advisor’s management fee would be unaffected because the management fee is calculated based upon the Company’s gross (rather than net) assets, FB Advisor and the Company have agreed to take into account any capital depreciation under the TRS as a reduction in the Company’s gross assets for purposes of calculating the base management fee payable by the Company. As a result, depreciation under the TRS will result in a reduction in the management fee payable.

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 3

3. Please provide further disclosure on the calculation of the early termination fee in the event of an early termination of the TRS.

The Company intends to include the following additional disclosure on page 70 of the Prospectus:

In the event of an early termination of the TRS, Arch Street would be required to pay an early termination fee based on the maximum notional amount of the TRS. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Arch Street to Citibank for the period from the termination date through and including the earlier of (i) the one year anniversary of the termination date and (ii) March 18, 2013. Such monthly payments will equal the product of (x) 90%, multiplied by (y) the aggregate notional amount of the TRS ($300 million), multiplied by (z) 1.25% per annum. If the TRS had been terminated as of August 31, 2011, Arch Street would have been required to pay an early termination fee of approximately $3.4 million.

The Company undertakes to update the estimated early termination fee as of the last day of the most recently completed fiscal quarter on a quarterly basis.

4. Please add disclosure about the fair value of each loan currently, or subsequently, included in the TRS.

The Company notes that it has already included a schedule of the loans underlying the TRS and their respective notional amounts at inception in the notes to its financial statements. The Company respectfully submits that providing the unrealized appreciation or depreciation of such loans underlying the TRS on an individual basis as of the end of each reporting period may be confusing to investors when determining the financial impact of the TRS. The potential financial gain or loss reflected by Arch Street is contingent on the appreciation or depreciation of the TRS, not of any one individual loan included in the portfolio. Substantial appreciation or depreciation of any one loan may not have a significant impact on the total value of the TRS to the extent that other loans subject to the TRS offset such gain or loss. In addition, as noted above, the Portfolio Criteria require that the portfolio of loans subject to the TRS be diversified, which mitigates the risk that substantial appreciation or depreciation in any single loan will have a material impact on the overall value of the TRS.

The Company also respectfully submits that disclosure of unrealized appreciation or depreciation in respect of loans underlying the TRS on an individual basis may be confusing and potentially

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 4

misleading to investors as they assess the financial impact of the TRS on the Company because neither the Company nor Arch Street owns such loans and because the presentation does not reflect the netting of differences involved in valuing the TRS, as opposed to the loans underlying it. Moreover, the Company believes that such particularized disclosure regarding the mark-to-market value of loans underlying a TRS is inconsistent with market practice and informal Staff positions taken with other issuers.

However, in response to the Staff’s comment, the Company undertakes to revise the list of underlying loans subject to the TRS provided in the notes to its financial statements in future periodic reports filed with the Commission to include a column showing the unrealized appreciation or depreciation of each loan as of the date of such report.

5. Please describe whether the Company will be required to post additional collateral in the event of depreciation in the value of the TRS. Please describe the costs associated to the extent Arch Street fails to meet its obligation to post additional collateral under the TRS.

As disclosed on Page 70 of the Prospectus, in the event of a decrease in the value of the portfolio of loans underlying the TRS, taken as a whole, Arch Street may be required to post additional cash collateral under the TRS to secure its obligations to Citibank. However, under the terms of the TRS, in such event, Arch Street has the right, upon delivery of written notice to Citibank in accordance with the TRS at any time, to terminate that portion of the TRS that references any specific underlying loan. The right allows Arch Street to minimize its losses in the event of the continued depreciation of one or more loans. In addition, the Company (in contrast to Arch Street) has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank.

In its discretion, the Company may, but is not obligated to, increase its equity investment in Arch Street for the purpose of funding additional collateral or payment obligations for which Arch Street may become obligated during the term of the TRS. If the Company declines or otherwise fails to make any such additional investment in Arch Street, and Arch Street fails to meet its obligations under the TRS, then Citibank would have the right to terminate the TRS and seize the cash collateral posted by Arch Street under the TRS. In the event of an early termination of the TRS, Arch Street would be required to pay an early termination fee based on the amount of the unused capacity of the TRS (as further described above).

However, the Company is not contractually obligated to increase its equity investment in Arch Street, nor would it be required to make any interest, capital depreciation or early termination payments directly to Citibank. Such payment obligations would be the sole commitment of Arch Street. As a result, the Company’s maximum exposure under the TRS at any time is equal to the amount of its equity investment in Arch Street.

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 5

In response to the Staff’s comment, the Company proposes to add the following additional disclosure to page 70 of the Prospectus:

We have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. We may, but are not obligated to, increase our equity investment in Arch Street for the purpose of funding any additional collateral or payment obligations for which Arch Street may become obligated during the term of the TRS. If we do not make any such additional investment in Arch Street and Arch Street fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Arch Street under the TRS. In the event of an early termination of the TRS, Arch Street would be required to pay an early termination fee based on the amount of the unused capacity of the TRS.

The Company further proposes to add additional disclosure related to the calculation of the early termination fee as described in its proposed response to Comment 3.

6. Please describe whether the cash collateral posted by Arch Street is a qualifying asset under Section 55(a)(6).

Citibank has custody of the collateral during the term of the TRS and is entitled to hold the posted collateral or appoint a custodian to hold such collateral under the terms of the TRS. The cash collateral posted by Arch Street under the TRS is included as a cash asset on the Company’s balance sheet (although it is separately identified from unrestricted cash in response to the Staff’s prior comments) and is therefore considered a qualifying asset pursuant to Section 55(a)(6) of the Investment Company Act of 1940, as amended (the “1940 Act”).

7. Please describe the extent of the asset coverage that is required pursuant to Section 61(a) of the 1940 Act.

The net contract value of the TRS (which is based primarily on any appreciation or depreciation in the value of the underlying loans) and the amount of the cash collateral posted under the TRS are both included in the assets of the Company. The TRS is not a “senior security” (as defined in Section 18 of the 1940 Act) because such cash collateral covers Arch Street’s exposure under the TRS. Accordingly, for purposes of the asset coverage requirement of Section 61(a) of the 1940 Act and consistent with industry practice for cash-settled derivative contracts, the full notional amount of the TRS is not treated as borrowings of the Company. The Company notes that it is awaiting further guidance from the Staff on this comment.

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 6

8. Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

As previously discussed with the Staff, the Company respectfully submits that many of the assets held by it are rated by a nationally recognized rating agency. For example, as of the date hereof, approximately 75% of the Company’s portfolio is rated by a nationally recognized rating agency. Accordingly, the Company believes that the requested statement, which could be read to suggest that all of the Company’s investments are not rated and would be considered below investment grade, is inaccurate and potentially misleading to investors.

Accordingly, the Company respectfully submits that the following proposed language be inserted on the cover page of the Company’s prospectus:

A portion of the securities in which we invest will not be rated by any rating agency. If they were, many of these unrated securities would be rated as below investment grade or “junk” along with certain rated securities in which we invest that also carry this rating. Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

This proposed disclosure reflects the facts, namely that most of the securities in which the Company invests are indeed rated.

9. Please describe why the Company entered into the TRS with Citibank.

The Company respectfully submits that it believes that entering into the TRS with Citibank enabled it to secure less expensive financing than the Company would have otherwise been able to obtain through a standard credit facility in the credit markets. For example, Arch Street pays a fee to Citibank equal to one-month LIBOR +1.25% in order to gain exposure to the loans underlying the TRS. As of June 30, 2011, one-month LIBOR was equal to 0.25%, which provided for an effective rate of 1.50% as of such date. As described in Note 10 to the Company’s quarterly financial statements for the three months ended June 30, 2011, the effective interest rate under the Company’s credit facility with Deutsche Bank AG, New York Branch was 2.41% as of June 30, 2011.

James O’Connor, Esq. Christina DiAngelo September 12, 2011 Page 7

The Company also believes that it is in its best interests to diversify the Company’s financing sources in order to mitigate any adverse effect on the Company’s operations in the event of a change in regulation or market conditions that may adversely affect any particular source of financing.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or James A. Lebovitz at (215) 994-2510.

Sincerely,

/s/ Thomas Friedmann Thomas Friedmann

Cc:	Jaime Eichen

U.S. Securities and Exchange Commission

John Russo

U.S. Securities and Exchange Commission

Gerald F. Stahlecker

FS Investment Corporation

James A. Lebovitz, Esq.

Dechert LLP